Sensata Technologies Signs Definitive Agreement
to Acquire Xirgo Technologies

•Acquisition strengthens Sensata’s position as a data insight provider across transportation and logistics end-markets
•Accretive acquisition of high growth business significantly accelerates Sensata’s Smart & Connected initiative
•Xirgo CEO to lead the combined Xirgo and Smart & Connected business unit, leveraging the capabilities of the two organizations

SWINDON, United Kingdom, February 12, 2021– Sensata Technologies (NYSE: ST), a leading industrial technology company and provider of sensor-rich solutions that create insight for customers, today announced the acquisition of leading telematics and data insight provider, Xirgo® Technologies Intermediate Holdings, LLC (“Xirgo”) for $400 million, or approximately 16.0x 2021 EBITDA. Xirgo’s annual revenue is expected to exceed $100 million in 2021 with projected revenue growth in excess of 20% over the next several years. The transaction is expected to be accretive to Sensata’s adjusted net income per share in 2021.

Through its Smart & Connected initiative Sensata has developed modular solutions that collect data from wireless sensors or related vehicle systems information using a connected vehicle area network. This enables Sensata to deliver actionable insight to drivers, maintenance workers and back-office personnel through mobile applications, web portals and via cloud APIs for integration into other enterprise systems. Sensata further leverages its leadership position in a diverse mix of sensors, including tire pressure monitoring systems, and know-how of vehicles and use cases within fleet operations to deliver these scalable offerings.

The acquisition of Xirgo meaningfully advances Sensata’s Smart & Connected megatrend-focused growth initiative for transportation and logistics end-markets. For years Sensata has been developing sensors for heavy- and light-duty vehicles used by fleet operators, having strengthened its offering with the 2014 acquisition of Schrader, including its embedded and wireless systems capabilities, as well as through the launch of its Smart & Connected vehicle area network initiative in 2018. The acquisition of Xirgo brings complementary capabilities and accelerates Sensata’s strategy to expand beyond OEMs and address the broader fleet ecosystem, including telematics service providers, fleet management solution providers and fleet operators themselves. As a result, Sensata’s total addressable market for its Smart & Connected product offerings will more than double to $15 billion by 2030.

Since 2006, Xirgo has provided innovative wireless IoT communication devices for a wide range of applications across multiple markets including vehicle telematics, fleet management, asset tracking, usage-based driving, cold chain, and others. Xirgo delivers customized and modular device and cloud solutions that help its partners add capabilities to their portfolio to become more competitive and unlock new revenue streams. Most recently, Xirgo has also added full-stack sensing applications to its portfolio, including trailer cargo capacity and dash cam video, along with data services including device management, APIs and the ability to translate vehicle on-board diagnostics data.

Commenting on the acquisition, Jeff Cote, Sensata Technologies CEO and President, said “Xirgo is our first acquisition to expand our Smart & Connected growth vector, demonstrating progress against this large, fast-growing market opportunity. Xirgo establishes the foundation for our next phase of growth as we become a data insight provider for fleet managers – giving them actionable data in the right place at the right time.”

“We are excited to expand our solution offering and technical expertise by leveraging the tremendous talent that resides at Xirgo,” said Andrew Forti, Vice President and General Manager, Smart & Connected, Sensata Technologies. “We see this initiative as exponentially extending our Smart & Connected activities, as we will be able to offer customers and ecosystem partners a broader value proposition to address their fleet management needs. With this acquisition, what started as an ambitious concept several years ago has transformed into a large, scalable and meaningful growth platform for Sensata.”

Shawn Aleman, Co-Founder and Chief Executive Officer at Xirgo Technologies, LLC, said “Xirgo has a proven track record of delivering enterprise class data insight and cloud platform services integrated with our broad portfolio of technologies to offer comprehensive yet flexible solutions for our customers. The diversity of our technology gives Sensata comprehensive IoT solutions for fleets of all classes and sizes as well as the opportunity to expand into new markets and verticals. I am thrilled to join the Sensata team at this stage of our growth, as we accelerate value creation for our customers and partners.”

Timing and Required Approvals
The transaction is subject to clearance under the Hart-Scott-Rodino Act and other customary closing conditions. Sensata intends to fund the transaction using cash on hand.
Sensata and Xirgo expect to complete the transaction during the first quarter of 2021.

Conference Call and Webcast
Sensata will conduct a conference call today at 8:00 AM eastern time to discuss the acquisition of Xirgo. The dial-in numbers for the call are 1-844-784-1726 or +1-412-380-7411. Callers should reference the "Sensata acquisition of Xirgo Conference Call." A live webcast and a replay of the conference call will also be available on the investor relations page of Sensata’s website at http://investors.sensata.com. Additionally, a replay of the call will be available until February 19, 2021. To access the replay, dial 1-877-344-7529 or 1-412-317-0088 and enter confirmation code: 10152411.

About Sensata Technologies
Sensata Technologies is a leading industrial technology company that develops sensors, sensor-based solutions, including controllers and software, and other mission-critical products to create valuable business insights for customers and end users. For more than 100 years, Sensata has provided a wide range of customized, sensor-rich solutions that address complex engineering requirements to help customers solve difficult challenges in the automotive, heavy vehicle & off-road, industrial and aerospace industries. With more than 19,000 employees and operations in 13 countries, Sensata’s solutions help to make products safer, cleaner and more efficient, more electrified, and more connected. For more information, please visit Sensata’s website at www.sensata.com.

About Xirgo® Technologies, LLC
Xirgo® Technologies, LLC is a leading provider of innovative, full-featured, application-specific wireless IoT communication devices. An expansive product line facilitates best-in-class solutions for numerous markets and verticals. With comprehensive in-house engineering capabilities in all key development disciplines, Xirgo consistently delivers compelling solutions to companies in search of ways to become more competitive, improve operational efficiencies, and unlock new revenue streams. In conjunction with our partners, Xirgo has provided world-class solutions in the realm of telematics, fleet management, heavy equipment, asset tracking, usage-based driving, high-risk vehicle finance, cold chain, and rental applications. For more information about Xirgo, visit the website: https://xirgo.com/

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding anticipated financial results and liquidity. The words "will," "may," "designed to," "outlook," "believes," "should," "anticipates," "plans," "expects," "intends," "estimates," "forecasts" and similar expressions identify certain of these forward-looking statements. The Company also may provide forward-looking statements in oral statements or other written materials released to the public. All statements contained or incorporated in this press release or in any other public statements that address operating performance, events or developments that the Company expects or anticipates may occur in the future are forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements are discussed in the Company's Annual Report on Form 10-K for the year ended December 31, 2019, and its other Securities and Exchange Commission filings. Future operating results will be based on various factors, including actual industry production volumes, the impact of COVID-19 on the Company’s business and the global economy, commodity prices, the impact of restructuring actions and the Company's success in implementing its operating strategy. The forward-looking statements in this press release are made as of the date hereof, and the Company does not assume any obligation to update, amend or clarify them to reflect events, new information or circumstances occurring after the date hereof.
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Investor Contact: Jacob Sayer +1 (508) 236-1666 jsayer@sensata.com	Media Contact: Alexia Taxiarchos +1 (617) 259-8172 ataxiarchos@sensata.com